The business combination described in this document involve securities of a Japanese company. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

February 28, 2025

To Whom It May Concern:

Company name:	AEON CO., LTD.
Name of representative:	Akio Yoshida, Director, President and Representative Executive Officer
(Securities code: 8267, Tokyo Stock Exchange (Prime Market))
Inquiries:	Hiroaki Egawa, Executive Officer, Finance and Business Management
(Telephone: +81-43-212-6042)

Company name:	AEON Mall Co., Ltd.
Name of representative:	Keiji Ohno, President and CEO
(Securities code: 8905, Tokyo Stock Exchange (Prime Market))
Inquiries:	Keisuke Hisatomi, General Manager, Corporate Strategy Department
(Telephone: +81-43-212-6733)

Notice Concerning Execution of Memorandum of Understanding to Begin Discussions on Making AEON Mall Co., Ltd. a Wholly Owned Subsidiary of AEON CO., LTD. Through a Share Exchange

AEON CO., LTD. (“AEON”) and AEON Mall Co., Ltd. (“AEON Mall”) hereby announce that they have entered into a memorandum of understanding (the “MOU”) regarding the commencement of discussions to make AEON Mall a wholly owned subsidiary of AEON through a share exchange (the “Share Exchange”), based on the decision made by AEON’s representative executive officers today and the resolution at the meeting of AEON Mall’s board of directors held today.

If AEON and AEON Mall resolve to enter into an agreement regarding the Share Exchange (the “Share Exchange Agreement”), they will disclose the details of such agreement.

1. Purpose of making AEON Mall a wholly owned subsidiary of AEON through the Share Exchange

With its basic philosophy of “pursuing peace, respecting humanity, and contributing to local communities, always with the customer as its starting point,” the AEON Group (meaning AEON and its subsidiaries and equity-method affiliates) is working on “Environment/Green” initiatives in addition to five innovations outlined in the FY 2021-2025 Medium-Term Management Plan, namely “acceleration and evolution of the digital shift,” “establishment of unique value by supply chain,” “advancement of health and wellness for a new era,” “creation of the AEON living zone,” and “further acceleration of the Asian shift.”

In response to the business environment that is constantly changing, AEON Mall is striving to address evolving regional challenges, customer values, and potential needs. To achieve this, AEON Mall is pursuing business model innovation through various initiatives such as to “diversify value offerings tailored to the market,” “improve profitability through the effective use of existing assets,” “improve operational efficiencies and convenience through digital technologies,” and “implement fundamental business structure reforms.” These efforts aim to strengthen customer attraction and improve profitability in its domestic business. Additionally, AEON Mall is seeking to expand its business domain by creating new business models that are not confined to the framework of its existing businesses.

In its overseas business, AEON Mall is pushing forward with “further acceleration of the Asian shift” by exploring and securing properties in high-growth areas and expediting the opening of new facilities. Moving beyond the single-format mall business model, AEON Mall is delving into the specific challenges faced by each country and region. By exploring new business opportunities that are not confined to the framework of commercial facilities, AEON Mall aims to develop business models that create new value tailored to the characteristics of each region.

The environment surrounding the shopping center industry in Japan is becoming more challenging than ever due to factors such as demographic changes, rising construction costs, intensified competition among rival facilities, and the advancement of e-commerce. It is anticipated that facilities unable to maintain competitiveness will be phased out. Additionally, in recent years, the increasing concentration of populations in urban areas and the growing economic disparities between regions have made the differences between regional markets more distinct. Consequently, we are entering an era where the creation of facilities that considers the specific characteristic of each area is more crucial than ever before.

In this context, the recent surge in inflation has led to further increases in construction and labor costs, as well as rising interest rates, resulting in a rapidly changing business environment. Furthermore, the increasing frequency of extreme weather events globally and heightened geopolitical risks are contributing to greater uncertainty. These changes are expected to significantly impact AEON Mall’s business operations in the future.

Even under this challenging environment, we believe that making AEON Mall a wholly owned subsidiary of AEON will accelerate AEON Mall’s sustainable growth by leveraging the scalability of the AEON Group and the human resources and knowhow of AEON Mall. For instance, through the redevelopment of the AEON Group’s real estate and the utilization of multi-format models, including neighborhood shopping centers (NSCs), and with shared information on real estate and markets in local areas, AEON Mall will become able to select locations for shopping centers that are more finely tailored to the specific characteristics of each area, thereby deepening its market. Furthermore, we will be considering the transfer of AEON Group’s real estate, whose facilities are currently operated and managed by AEON Mall, to AEON Mall to enhance profitability.

Additionally, from the perspective of economies of scale, we believe that the integrated consolidation of group-wide demand will enable us to internalize promotional activities, event planning, advertising business, and revitalization and repair work. This will facilitate the vertical integration of the real estate value chain centered around AEON Mall and potentially lead to the creation of new business opportunities. We will also be considering utilizing AEON’s big data to support tenant sales activities.

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We believe that such improvements in profitability in Japan will enhance AEON Mall’s competitive edge in the Japanese market and serve as a source of funds for AEON Mall’s overseas investments. A successful expansion of the business domain both domestically and internationally will broaden the opportunities for AEON Mall’s employees to thrive and provide them with growth opportunities.

We believe that by becoming AEON’s wholly owned subsidiary, AEON Mall will be able to leverage the scalability of the AEON Group to the maximum extent, thereby enhancing the value provided to tenants and individual customers of its shopping centers. We believe that this can significantly contribute to the enhancement of AEON Mall’s corporate value as well as the overall corporate value of the AEON Group.

Based on the above, we have determined that making AEON Mall a wholly owned subsidiary of AEON has the potential to facilitate the prompt and fundamental implementation of growth strategies by a combination of AEON and AEON Mall and to contribute to the further enhancement of the corporate value of both AEON Mall and the AEON Group. Consequently, both companies have decided to enter into the MOU to commence discussions on making AEON Mall a wholly owned subsidiary of AEON.

2. Overview of the Share Exchange

(1) Method of the Share Exchange

We plan on a share exchange in which AEON will become the wholly owning parent company and AEON Mall will become a wholly owned subsidiary of AEON as a result of the share exchange. If the Share Exchange Agreement is executed, the Share Exchange is scheduled to take effect in July 2025 (or around), subject to a resolution by AEON Mall’s shareholders meeting to approve the Share Exchange Agreement.

(2) Timetable for the Share Exchange

The representative executive officers of AEON to decide and the board of directors of AEON Mall to approve the execution of the MOU	February 28, 2025
Execution of the MOU	February 28, 2025
The representative executive officers to decide and the board of directors to approve the execution of the Share Exchange Agreement (if necessary) (AEON)	Early April 2025 (scheduled)
The board of directors to approve the execution of the Share Exchange Agreement (AEON Mall)	Early April 2025 (scheduled)
The execution of the Share Exchange Agreement (AEON and AEON Mall)	Early April 2025 (scheduled)
The annual shareholders meeting to approve the Share Exchange (if necessary) (AEON)	Mid/late May 2025 (scheduled)
The annual shareholders meeting to approve the Share Exchange (if necessary) (AEON Mall)	Mid/late May 2025 (scheduled)
The Share Exchange to take effect	July 2025 (scheduled)

Note 1:    At this time, the execution of the Share Exchange Agreement and the implementation of the Share Exchange have not been decided.

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Note 2:   The Share Exchange may qualify as a simplified share exchange under Article 796, Paragraph 2 of the Companies Act of Japan for AEON, depending on the share exchange ratio to be determined through future discussions. As a result, it may be executed without the approval of AEON’s shareholders meeting.

Note 3:    The above schedule is subject to change upon mutual agreement between the two companies if required due to reasons such as the necessity of procedural progress related to the Share Exchange.

(3) Details of the allotment of shares through the Share Exchange

If the Share Exchange Agreement is executed, the details of the allotment of shares in the Share Exchange will be determined through discussions between AEON and AEON Mall, taking into account the results of due diligence and the share exchange ratio calculated by a third-party valuation institution, prior to the execution of the Share Exchange Agreement.

3. Overview of the parties to the Share Transfer

(A) Overview of the parties

	Wholly owning parent company resulting from share exchange	Wholly owned subsidiary resulting from share exchange
(1) Name	AEON CO., LTD.	AEON Mall Co., Ltd.
(2) Location	1-5-1 Nakase, Mihama-ku, Chiba-shi, Chiba, Japan	1-5-1 Nakase, Mihama-ku, Chiba-shi, Chiba, Japan
(3) Job title and name of representative	Akio Yoshida, Director, President and Representative Executive Officer	Keiji Ohno, President and CEO
(4) Business	Management of business activities of the companies engaged in retail, real estate development, finance, services, or related businesses by holding their shares or interests	Large-scale regional development and shopping mall development and operation Real estate sales, leasing and brokerage
(5) Stated capital	220,007 million yen (as of February 29, 2024)	42,383 million yen (as of February 29, 2024)
(6) Date of incorporation	September 21, 1926	November 12, 1911
(7) Number of issued shares	871,924,572 shares (as of February 29, 2024)	227,560,939 shares (as of February 29, 2024)
(8) Fiscal year end	End of February	End of February
(9) Number of employees	163,584 (consolidated) (as of February 29, 2024)	3,854 (consolidated) (as of February 29, 2024)
(10) Major trading partners	There are no major trading partners as the company is a holding company.	AEON Retail Co., Ltd. Adastria Co., Ltd. AEON Kyushu Co., Ltd.
(11) Banks of account	Mizuho Bank, Ltd. The Norinchukin Bank Sumitomo Mitsui Banking Corporation Resona Bank, Limited MUFG Bank, Ltd.	Mizuho Bank, Ltd. Development Bank of Japan Inc. Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. The Norinchukin Bank Sumitomo Mitsui Trust Bank, Limited Resona Bank, Limited

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(12) Major shareholders and shareholding ratio (as of August 31, 2024)	The Master Trust Bank of Japan, Ltd. (Trust Account)	13.23%	AEON CO., LTD.	58.16%
	Custody Bank of Japan, Ltd. (Trust Account)	4.46%	The Master Trust Bank of Japan, Ltd. (Trust Account)	5.84%
	Mizuho Bank, Ltd.	3.88%	Custody Bank of Japan, Ltd. (Trust Account)	2.46%
	The Cultural Foundation of Okada	2.57%	THE NOMURA TRUST AND BANKING CO., LTD. AS THE TRUSTEE OF REPURCHASE AGREEMENT MOTHER FUND (Standing Proxy: Citibank, N.A., Tokyo branch)	1.02%
	AEON Environmental Foundation	2.54%	GOLDMAN SACHS INTERNATIONAL (Standing Proxy: Goldman Sachs Japan Co., Ltd.)	0.81%
	The Norinchukin Bank	2.12%	UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT (Standing Proxy: Citibank, N.A., Tokyo branch)	0.74%
	STATE STREET BANK WEST CLIENT-TREATY 505234 (Standing Proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Division)	1.48%	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	0.72%
	AEON Employee Stockholding Association	1.39%	AEON Mall Trading-Partner Shareholding Association	0.63%
	AEON Mutual Benefit Society (Nomura Securities Account)	1.36%	STATE STREET BANK WEST CLIENT - TREATY 505234 (Standing Proxy: Mizuho Bank, Ltd.)	0.56%
	Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.17%	Japan Securities Finance Co., Ltd.	0.55%

(13) Relationship between parties
Capital relationship	AEON owns 132,351,781 shares of AEON Mall (or 58.16% of the total number of issued shares of AEON Mall, excluding the number of treasury shares held by AEON Mall).
Personal relationship	Motoya Okada, Director, Representative Executive Officer and Chairman of AEON, serves as a Director and the Advisor of AEON Mall.
Business relationship	AEON Mall leases its stores to AEON Group companies.
Whether considered related parties	AEON Mall is a subsidiary of AEON, and therefore AEON Mall and AEON are mutually related parties.

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(B) Consolidated operating results and financial position for the last three years (in millions of yen other than those specified otherwise)

(1) AEON
AS of/Fiscal year ended	February 28, 2022	February 28, 2023	February 29, 2024
Net assets	1,812,423	1,970,232	2,087,201
Total assets	11,633,083	12,341,523	12,940,869
Net assets per share (yen)	1,130.76	1,161.12	1,231.59
Operating revenue	8,715,957	9,116,823	9,553,557
Operating profit	174,312	209,783	250,822
Ordinary profit	167,068	203,665	237,479
Profit attributable to owners of parent	6,504	21,381	44,692
Profit per share (yen)	7.69	25.11	52.25
Dividend per share (yen)	36.00	36.00	36.00
(2) AEON Mall
Net assets	426,931	451,711	476,226
Total assets	1,463,256	1,559,592	1,655,253
Net assets per share (yen)	1,830.21	1,935.77	2,040.33
Operating revenue	316,813	398,244	423,168
Operating profit	38,228	43,979	46,411
Ordinary profit	32,540	36,409	37,086
Profit attributable to owners of parent	19,278	12,994	20,399
Profit per share (yen)	84.72	57.10	89.64
Dividend per share (yen)	50.00	50.00	50.00

4. Matters concerning transactions with controlling shareholders

(1) Whether the Share Exchange constitutes a transaction with the controlling shareholder and compliance status with the policy on measures to protect minority shareholders in conducting transactions with the controlling shareholder

AEON is the controlling shareholder (parent company) of AEON Mall, and accordingly the Share Exchange constitutes a transaction with the controlling shareholder for AEON Mall.

In the Corporate Governance Report disclosed by AEON Mall on August 27, 2024, it is stated in the section titled “Policy on Measures to Protect Minority Shareholders in Conducting Transactions with a Controlling Shareholder” that the “Governance Committee, which is an advisory body to the board of directors and is composed solely of independent outside directors, examines the fairness and reasonableness of such transactions deemed important. This examination reflects the perspective of improving the corporate value of the Company. Once the examination is completed, the matter is submitted to the board of directors for approval. Individuals with special interests in the transaction are excluded from the discussions to ensure the fairness of the procedures.”

In this regard, AEON Mall has taken or plans to take measures to address structural conflicts of interest and ensure the fairness of the transaction terms of the Share Exchange, as described in “(2) Matters concerning measures to ensure fairness and measures to avoid conflicts of interest” below. AEON Mall believes that these measures are in compliance with the policy described above.

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(2) Matters concerning measures to ensure fairness and measures to avoid conflicts of interest

Given that AEON holds 58.16% of AEON Mall’s common stock, making AEON the controlling shareholder (parent company) of AEON Mall, and that the Share Exchange constitutes a material transaction with the controlling shareholder and a transaction that inherently involves issues of structural conflicts of interest and issues of information asymmetry, AEON Mall has taken or plans to take the following measures to address these issues and ensure the fairness of the Share Exchange.

①	AEON Mall having established an independent special committee and obtained a written report from the special committee
(i)	Background of establishment

AEON Mall received a letter of intent from AEON on January 9, 2025, expressing a desire to commence specific discussions towards making AEON Mall a wholly owned subsidiary of AEON. In response, in order to ensure the fairness of the Share Exchange as mentioned above when considering the Share Exchange and discussing and negotiating the Share Exchange, AEON Mall decided to have the Governance Committee, which is comprised of five independent outside directors of AEON Mall (Mr. Kunihiro Koshizuka, Ms. Chisa Enomoto, Mr. Hironobu Kurosaki, Ms. Junko Owada, and Ms. Junko Taki), act as the Special Committee for the Share Exchange (the “Special Committee”) and provide recommendations, given the fact that those independent outside directors are independent of AEON, AEON Mall, and the success or failure of the Share Exchange, and that the Governance Committee is responsible for appropriately reflecting the opinions of stakeholders, including minority shareholders, to the board of directors from a standpoint independent of the management and the controlling shareholder of AEON Mall. The Special Committee began its review of the reasonableness of the Share Exchange, the appropriateness of the transaction terms, and other issues on January 16, 2025. Along with this, at the board of directors meeting held on January 28, 2025, AEON Mall confirmed that the Special Committee would be asked to: (a) examine whether the board of directors of AEON Mall should approve the transaction involving the privatization of AEON Mall by AEON (the “Privatization”) and provide recommendations to the board of directors of AEON Mall, and (b) examine whether the decision of the board of directors of AEON Mall to implement the Privatization would be disadvantageous to the minority shareholders of AEON Mall and provide the Special Committee’s opinion to the board of directors of AEON Mall (the “Consultation Matters”).

Additionally, the board of directors of AEON Mall confirmed that (i) the board of directors of AEON Mall would make decisions regarding the Privatization by fully respecting the judgment of the Special Committee, and (ii) if the Special Committee determined that the transaction terms of the Privatization were not appropriate, the board of directors of AEON Mall would not approve the Privatization under those transaction terms. Furthermore, the board of directors confirmed to grant the Special Committee the authority to (i) negotiate the transaction terms, etc., with AEON (including indirect negotiations through AEON Mall’s officers, employees and advisors), (ii) appoint or designate its own financial advisor or third-party valuation institution and legal advisor as necessary for the review and judgment of the Consultation Matters (with the costs to be borne by AEON Mall), or designate or approve (including post-approval) AEON Mall’s financial, legal or other professional advisors, and (iii) receive information reasonably necessary for the review and judgment of the Consultation Matters from AEON Mall’s officers, employees and other persons deemed necessary by the Special Committee when necessary.

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In making the above board of directors resolution, considering that AEON Mall is a subsidiary of AEON and that the Share Exchange constitutes a transaction inherently involving issues of structural conflicts of interest and issues of information asymmetry, from the perspective of eliminating the risk of being affected by these issues, the resolution was made unanimously by nine out of 12 directors of AEON Mall, excluding Mr. Motoya Okada, who currently serves as Director, Representative Executive Officer and Chairman of AEON, and Mr. Keiji Ohno and Mr. Hideki Hayami, who are from AEON. Additionally, at the above board of directors meeting, two audit & supervisory board members of AEON Mall, excluding Mr. Masato Nishimatsu, who concurrently serves as an advisor to AEON, and Mr. Kazuhiro Aoyama, who is from AEON, expressed their opinions that they had no objections to the resolution.

Furthermore, considering that the Share Exchange constitutes a transaction inherently involving issues of structural conflicts of interest and issues of information asymmetry, from the perspective of eliminating the risk of being affected by these issues, Mr. Motoya Okada, Mr. Keiji Ohno, and Mr. Hideki Hayami, among the directors of AEON Mall, and Mr. Masato Nishimatsu and Mr. Kazuhiro Aoyama, among the audit & supervisory board members of AEON Mall, did not participate in the deliberations and resolutions of the board of directors concerning the Share Exchange, including the above board of directors meeting, and did not participate in the discussions and negotiations of the Share Exchange from AEON Mall’s standpoint.

Going forward, these directors and audit & supervisory board members of AEON Mall will continue to refrain from participating in the deliberations and resolutions of AEON Mall’s board of directors concerning the Share Exchange and will not participate in the discussions and negotiations of the Share Exchange from AEON Mall’s standpoint.

(ii)	Background of the review

The Special Committee convened a total of 10 times (approximately 13 hours in total) between January 16 and February 27, 2025. Additionally, during the intervals between meetings, the Special Committee carried out its duties related to the Consultation Matters by reporting, sharing information, deliberating, and making decisions as necessary through email communications. Specifically, the Special Committee received explanations from AEON regarding the background and purpose of the Share Exchange, the growth strategy after the Share Exchange (including synergies from the Share Exchange), the advantages and disadvantages of AEON Mall’s delisting, the management policy after the Share Exchange, and their position on the share exchange ratio and other terms, and engaged in a Q&A session with AEON. Similarly, the Special Committee received explanations from AEON Mall regarding the background of being offered the Share Exchange proposal, the purpose of this transaction, the business environment, and business plans, and engaged in a Q&A session with AEON Mall.

Furthermore, the Special Committee reviewed and approved the business plans to be presented to AEON and the business plans that Mizuho Securities Co., Ltd. (“Mizuho Securities”) would use as the basis for evaluating the value of AEON Mall’s stock to ensure that their contents, key assumptions and the process of their preparation are reasonable.

Additionally, the Special Committee received legal advice from Mori Hamada & Matsumoto (“MHM”), AEON Mall’s legal advisor, on measures to ensure fairness and avoid conflicts of interest in the Share Exchange as well as other general matters related to the Share Exchange, in light of MHM’s independence and expertise.

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The Special Committee also received explanations from MHM regarding the draft content of this press release on the execution of the MOU, which AEON and AEON Mall plan to disclose, and confirmed that comprehensive information disclosure is expected.

Going forward, the Special Committee plans to negotiate the terms of the Share Exchange, including the share exchange ratio, with AEON, based on legal advice from MHM, financial advice from Mizuho Securities, the valuation report on the share exchange ratio to be submitted by Mizuho Securities, and the results of due diligence on AEON, including financial and legal aspects.

(iii)	Content of the Decision

Under the circumstances described above, after careful discussions and consideration of the Consultation Matters based on the legal advice received from MHM and the financial advice received from Mizuho Securities, the Special Committee submitted a written report (the “Written Report”) to AEON Mall’s board of directors on February 27, 2025, with unanimous consent from all committee members. The main points of the Written Report are as follows.

(a)	Content of the Report
i.	The Special Committee considers it appropriate for the board of directors of AEON Mall to resolve the execution of the MOU.
ii.	The Special Committee considers that passing a resolution by the board of directors of AEON Mall to execute the MOU is not disadvantageous to the minority shareholders of AEON Mall.
iii.	It should be noted that, for the Special Committee to opine at the time of the execution of the Share Exchange Agreement that the execution of the Share Exchange Agreement is appropriate and not disadvantageous to AEON Mall’s minority shareholders, the following requirements must be met by that time: the Special Committee must determine that the Share Exchange will contribute to the enhancement of AEON Mall’s corporate value; and the share exchange ratio and other transaction terms in the Share Exchange Agreement must be agreed upon with reasonable terms.

(b)	Reasons for the Report

It can be said that the Share Exchange has the potential to contribute to the enhancement of AEON Mall’s corporate value due to the following reasons: (i) the Share Exchange has the potential to enable AEON Mall to expand its management resources and achieve sustainable growth by leveraging the scalability of the AEON Group and the human resources and expertise of AEON Mall; (ii) by integrating the demand within the AEON Group, it is possible to internalize promotional activities, event planning, advertising, revitalization, and repair work, which may help increase AEON Mall’s revenue and profit; (iii) the vertical integration of the real estate value chain centered around AEON Mall and the creation of new businesses through this integration may lead to the evolution or expansion of the services provided by AEON Mall; and (iv) with the current capital relationship, it is challenging to realize these measures more swiftly and reliably. Therefore, the execution of the MOU by AEON Mall for the purpose of engaging in discussions towards the Share Exchange is considered appropriate and not disadvantageous to AEON Mall’s minority shareholders.

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On the other hand, since AEON Mall plans to continue discussions with AEON regarding post-Share Exchange management measures even after the execution of the MOU, it is not possible at this time to determine whether the implementation of the Share Exchange will contribute to the enhancement of AEON Mall’s corporate value. Similarly, as the share exchange ratio in the Share Exchange is undecided, it is also not possible at this time to determine whether the implementation of the Share Exchange will be disadvantageous to AEON Mall’s minority shareholders. Therefore, it should be noted that, for the Special Committee to opine at the time of the execution of the Share Exchange Agreement that the execution of the Share Exchange Agreement is appropriate and not disadvantageous to AEON Mall’s minority shareholders, the following requirements must be met by that time: the Special Committee must determine that the share exchange will contribute to the enhancement of AEON Mall’s corporate value; and the share exchange ratio and other transaction terms in the Share Exchange Agreement must be agreed upon with reasonable terms.

At the board of directors meeting held today, AEON Mall resolved to enter into the MOU, taking into account the content of the Written Report (for the method of resolution at this board of directors meeting, see “⑤ Unanimous approval by all disinterested directors and unanimous opinion of all disinterested audit & supervisory board members that they have no objection at AEON Mall” below). The Special Committee of AEON Mall will continue to receive explanations from AEON to determine whether the Share Exchange will contribute to the enhancement of AEON Mall’s corporate value and whether it will harm the interests of AEON Mall’s minority shareholders, and will continue to examine whether the Share Exchange will contribute to the enhancement of AEON Mall’s corporate value. Additionally, the Special Committee will continue to engage in discussions with AEON regarding the Share Exchange to ensure that the share exchange ratio and other transaction terms in the Share Exchange will be favorable to AEON Mall’s minority shareholders. AEON Mall’s board of directors will make decisions regarding the Share Exchange by fully respecting the judgment of the Special Committee and obtain another written report from the Special Committee regarding the Consultation Matters before making a decision on the execution of the Share Exchange Agreement.

②	Legal advice from an independent law firm for AEON Mall

AEON Mall has appointed MHM as its legal advisor, independent of the AEON Group and the AEON Mall Group (AEON Mall and its subsidiaries and equity-method affiliates) and has received and intends to continue to receive advice from legal perspectives on such matters as the measures to be taken to ensure the procedural fairness of the Share Exchange, the various procedures of the Share Exchange, and the methods and processes of decision-making by the board of directors.

Additionally, the Special Committee confirmed that there is no issue with the independence, expertise, and track record of MHM and approved its appointment.

MHM does not have any material interest with either group. The fees for MHM will be calculated based on the hourly rate multiplied by the hours worked, regardless of the success of the Share Exchange, and do not include any success fees contingent on the completion of this transaction.

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③	Appointment of an independent third-party valuation institution for AEON Mall

To ensure the fairness of the calculation of the share exchange ratio used in the Share Exchange, AEON Mall has appointed Mizuho Securities as an independent third-party valuation institution and financial advisor, independent of the AEON Group and the AEON Mall Group, and has obtained advice from Mizuho Securities on the Share Exchange from financial perspectives. AEON Mall intends to continue to engage Mizuho Securities to calculate the share exchange ratio and receive advice, including a valuation report on the share exchange ratio.

Furthermore, the Special Committee confirmed that there is no issue with the independence, expertise, and track record of Mizuho Securities and approved its appointment.

Mizuho Securities is a valuation institution independent of both the AEON Group and the AEON Mall Group, as well as of the Share Exchange. It is not a related party to the AEON Group or the AEON Mall Group. Although Mizuho Bank, Ltd. (“Mizuho Bank”) and Mizuho Trust & Banking Co., Ltd. (“Mizuho Trust Bank”), which are group companies of Mizuho Securities, hold shareholder positions in AEON Mall and AEON, and they also engage in loan transactions with AEON and AEON Mall as part of ordinary banking transactions, they do not have any material conflicts of interest in relation to the Share Exchange. According to Mizuho Securities, in compliance with Article 36, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) and Article 70-4 of the Cabinet Office Ordinance on Financial Instruments Business, Mizuho Securities has established and implemented appropriate conflict of interest management systems, including information barriers between Mizuho Securities, Mizuho Bank, and Mizuho Trust Bank. Because of these measures, the department responsible for financial advisory services at Mizuho Securities plans to calculate stock value of AEON and AEON Mall independently of the shareholder and lender positions of Mizuho Bank and Mizuho Trust Bank, without being influenced by any conflicts of interest related to the Share Exchange. AEON Mall has determined that Mizuho Securities maintains its independence as a third-party valuation institution based on the fact that it has established and implemented appropriate conflict of interest management systems, that transactions between AEON Mall and Mizuho Securities are conducted under the same conditions as with general business partners, ensuring Mizuho Securities’ independence as a third-party valuation institution, and that Mizuho Securities has a track record as a third-party valuation institution in similar past cases. Consequently, AEON Mall has selected Mizuho Securities as the third-party valuation institution.

④	Establishment of an independent review system within AEON Mall

AEON Mall has established an internal system to review, negotiate, and make decisions regarding the Share Exchange independently of AEON. Specifically, after receiving a letter of intent from AEON on January 9, 2025, AEON Mall considered and formed a project team to review the Share Exchange (including the preparation of business plans that form the basis for evaluating the value of AEON Mall’s stock) and to engage in discussions and negotiations with AEON. The members of this project team are AEON Mall officers and employees who do not hold concurrent positions at AEON and have never held officer or employee positions within the AEON Group (excluding the AEON Mall Group). This arrangement has been and will be maintained.

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The Special Committee approved at its meeting held on January 16, 2025, based on legal advice from MHM, that three directors, Mr. Motoya Okada, Mr. Keiji Ohno, and Mr. Hideki Hayami, and two audit & supervisory board members, Mr. Masato Nishimatsu and Mr. Kazuhiro Aoyama, who are considered to have interest regarding the Share Exchange, will not participate in any discussions or negotiations related to the Share Exchange in the course of the review, negotiation, and decision-making related to the Share Exchange. AEON Mall confirmed this review system at the board of directors meeting held on January 28, 2025.

The Special Committee has approved that there are no issues from the perspective of independence and fairness regarding AEON Mall’s review system, including the scope of officers and employees involved in the review, negotiation, and decision-making related to the Share Exchange and their duties.

⑤	Unanimous approval by all disinterested directors and unanimous opinion of all disinterested audit & supervisory board members that they have no objection at AEON Mall

AEON Mall carefully discussed and examined whether the Share Exchange with AEON has the potential to contribute to the enhancement of AEON Mall’s corporate value based on the legal advice received from MHM, the financial advice received from Mizuho Securities, the Written Report received from the Special Committee, the content of the multiple ongoing discussions between the Special Committee and AEON, and other relevant materials. As a result, AEON Mall resolved at the board of directors meeting held today to enter into the MOU to commence negotiations for the Share Exchange. Given that AEON Mall is a subsidiary of AEON and that the Share Exchange inherently involves issues of structural conflicts of interest and issues of information asymmetry, from the viewpoint of eliminating the risk of the deliberations and resolutions of the board of directors of AEON Mall being affected by these issues, the deliberations and resolutions at the board of directors meeting of AEON Mall were conducted by nine out of 12 directors, excluding Mr. Motoya Okada, who concurrently serves as an officer of AEON, and Mr. Keiji Ohno and Mr. Hideki Hayami, who are from AEON. The resolution was unanimously approved by these nine directors. Additionally, at this board of directors meeting, all two audit & supervisory board members, excluding Mr. Masato Nishimatsu, who concurrently serves as an advisor to AEON, and Mr. Kazuhiro Aoyama, who is from AEON, attended and expressed the opinion that they have no objections to the resolution.

Furthermore, considering that the Share Exchange constitutes a transaction that inherently involves issues of structural conflicts of interest and issues of information asymmetry, from the viewpoint of eliminating the risk of being affected by these issues, Mr. Motoya Okada, Mr. Keiji Ohno and Mr. Hideki Hayami, among AEON Mall’s directors, and Mr. Masato Nishimatsu and Mr. Kazuhiro Aoyama, among AEON Mall’s audit & supervisory board members, did not participate in the deliberations and resolutions of the board of directors regarding the Share Exchange, including the aforementioned board of directors meeting, and did not engage in discussions or negotiations related to the Share Exchange from AEON Mall’s standpoint.

Moving forward, Mr. Motoya Okada, Mr. Keiji Ohno and Mr. Hideki Hayami, among AEON Mall’s directors, and Mr. Masato Nishimatsu and Mr. Kazuhiro Aoyama, among AEON Mall’s audit & supervisory board members, will continue to refrain from participating in the deliberations and resolutions of AEON Mall’s board of directors regarding the Share Exchange and will continue to refrain from engaging in discussions or negotiations related to the Share Exchange from AEON Mall’s standpoint.

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⑥	Absence of transaction protection clauses

AEON Mall and AEON have not entered into any agreements that include transaction protection clauses prohibiting AEON Mall from contacting competing potential acquirer or any agreements that restrict competing potential acquirers from contacting AEON Mall. By ensuring that opportunities for competing bids are not hindered, the fairness of the Share Exchange is maintained.

(3) Summary of opinions obtained from parties without interest with the controlling shareholder to the effect that the transactions are not disadvantageous to minority shareholders

AEON Mall received the Written Report from the Special Committee on February 27, 2025, to the effect that passing a resolution by the board of directors of AEON Mall to execute the MOU is appropriate and is not disadvantageous to the minority shareholders of AEON Mall. For details, please see “① AEON Mall having established an independent special committee and obtained a written report from the special committee” under “(2) Matters concerning measures to ensure fairness and measures to avoid conflicts of interest.”

AEON Mall plans to obtain another written report from the Special Committee regarding the Consultation Matters before making a decision on the execution of the Share Exchange Agreement.

5. Future Outlook

The impact of the MOU on the performance of AEON and AEON Mall is minimal. If the Share Exchange Agreement is executed, since the Share Exchange is expected to take effect in July 2025, its impact on the current fiscal year’s performance of AEON and AEON Mall is anticipated to be minimal. The impact on the next fiscal year’s performance will be announced once it is determined.

End

Note:	This press release is issued for the purpose of publicly announcing the execution of a memorandum of understanding to begin discussions on making AEON MALL Co., Ltd. a wholly owned subsidiary of AEON Co., Ltd. through a share exchange. It is not intended to solicit investments or any similar actions, whether within Japan or abroad. This document contains information that constitute forward-looking statements. Any statements in this press release that are not historical or current facts may constitute forward-looking statements. These forward-looking statements are based on assumptions and judgments made by both companies based on currently available information and involve known and unknown risks, uncertainties, and other factors. These factors may cause actual results, performance, or financial conditions of either company to differ significantly from those expressed or implied in the forward-looking statements in this press release. Furthermore, neither company is obligated to update or publicly announce any revisions to these forward-looking statements after the date of this press release. Investors are advised to refer to future disclosures made by both companies in Japan and filings with the U.S. Securities and Exchange Commission.

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